Exhibit (d)(xiv)

ICN PHARMACEUTICALS, INC.
3300 Hyland Avenue
Costa Mesa, California 92626

December 22, 2002

Roberts A. Smith
221 17th Street
Santa Monica, CA 90402

Dear Dr. Smith:

          ICN Pharmaceuticals, Inc., a Delaware corporation (“ICN”), has advised you that it may remove all members of the Board of Directors of Ribapharm Inc., a Delaware corporation (“Ribapharm”), other than you (the “Removal”). This letter agreement will confirm that ICN has requested that as the sole remaining director of Ribapharm, you appoint certain individuals to be suggested by ICN (the “Suggested Nominees”) to fill vacancies created by the Removal (the “Appointment”).

          ICN acknowledges that you are not obligated to appoint the Suggested Nominees to the Ribapharm Board, or to take any action requested by ICN or refrain from taking any action which ICN asks you to refrain from taking, and that you will act in a manner which you believe in good faith to be in the best interests of Ribapharm and its stockholders.

          You are currently a director of Ribapharm, and you are entitled to indemnification by Ribapharm as provided in its certificate of incorporation and bylaws to the fullest extent permitted by law, as well as to the rights under your current indemnification agreement with Ribapharm. In addition, you are insured under Ribapharm’s directors and officers insurance policy.

          ICN agrees to indemnify you against and hold you harmless, to the extent permitted by law, from any and all liabilities, losses, claims, damages and out-of-pocket expenses (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) based upon or arising out of the Removal, the Appointment and the actions taken in connection therewith to the extent not otherwise covered by any other indemnification agreement, indemnification rights, insurance policy or other reimbursement or similar right available to you from Ribapharm, its affiliates, insurers or otherwise.

          You will promptly notify ICN in writing of each claim for which you may seek indemnity and ICN will have the right, at its election, to assume, or participate in, the defense thereof; provided, however, that if the defendants in any such action include both you and ICN and if you have been advised by counsel that there may be one or more legal defenses available to you that are different from or additional to those available to ICN, you will have the right to elect separate counsel to participate in the defense of such action on your behalf. After notice from ICN to you of its election so to assume the defense thereof, ICN will not be liable to you under this letter agreement for any expenses subsequently incurred by you in connection with the defense thereof, unless you shall have employed counsel in accordance with the proviso to the preceding sentence.

          This letter agreement shall be governed by and construed by and enforced in accordance with the laws of the State of Delaware applicable to contracts to be performed in such state without giving effect to the principles of conflicts of law thereof or of any other jurisdiction. Any dispute concerning this letter agreement shall be submitted to the jurisdiction of the courts of the State of Delaware or California and of the United States of America located in the State of Delaware or California.

          Please acknowledge your acceptance of the ICN indemnity set forth herein and your agreement to the foregoing by signing in the space provided below.

Sincerely,

ICN PHARMACEUTICALS, INC.

By: /s/ Robert W. O’Leary

Name: Robert W. O’Leary Title: Chairman and Chief Executive Officer

Attest:

/s/ Gregory Keever Gregory Keever, Corporate Secretary

Accepted and Agreed this 22 day of December, 2002

/s/ Roberts A. Smith Roberts A. Smith